Exhibit 99.1

Yandex Provides Update on Convertible Notes

Moscow, Amsterdam, September 13, 2022 – Yandex N.V. (“Yandex”), a Dutch public limited company, provided the following update in relation to its $1,250,000,000 0.75% Convertible Notes due 2025 (the “Notes”).

To date, Yandex and its subsidiaries have purchased an aggregate principal amount of $1,233,200,000 of the Notes, or 98.7% in aggregate principal amount of the Notes originally issued (the “Repurchased Notes”). Of such amount, Notes in an aggregate principal amount of $1,171,200,000 have been surrendered to the Principal Paying, Transfer and Conversion Agent for cancellation and have been cancelled, and an aggregate principal amount of $62.0 million is owned by Yandex and its subsidiaries and has not been cancelled due to impediments to cancelling the Notes as a result of restrictions imposed by the clearing systems in which the Notes are held. There currently remains $16.8 million in aggregate principal amount of the Notes, or 1.3% in aggregate principal amount of the Notes originally issued, which have not been cancelled and which are not owned by Yandex or its subsidiaries (the “Outstanding Notes”).

Final Maturity Date

As indicated in Yandex’s announcement dated June 23, 2022, the terms and conditions of the Notes, as amended (the “Conditions”), provide that the “Final Maturity Date” of the Notes is September 13, 2022 and the redemption price on the Final Maturity Date is $140,000 in cash plus and 957 Yandex Class A shares for each $200,000 in principal amount of Notes redeemed.

Due to the current general prohibition under rules of the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) on the issuance of shares by issuers whose operations are predominantly in Russia as well as impediments to making cash payments on the Notes (as opposed to repurchases of Notes) as a result of restrictions imposed by the clearing systems in which the Notes are held, Yandex has determined that it will be unable to redeem the Outstanding Notes on the Final Maturity Date. The failure to pay the redemption price on the Final Maturity Date constitutes a “Potential Event of Default” under the Notes and will constitute an “Event of Default” under the Notes on the date which is seven calendar days after the Final Maturity Date, or on September 20, 2022. Yandex has also determined that it will be unable to make the interest payment on the remaining Notes that was due on 3

September 2022 due to the clearing system impediments discussed above, and this failure constitutes a Potential Event of Default and will constitute an Event of Default as of September 17, 2022.

Yandex remains committed to satisfying its obligations on the remaining Notes and has the available resources to do so, and it asks holders of the Outstanding Notes to immediately contact Yandex Investor Relations at the email address indicated below in order to discuss and agree a fair solution.

OFAC General License 45

Yandex is aware of General License 45 issued by OFAC on July 22, 2022, which authorizes all transactions that “are ordinarily incident and necessary to the wind down of financial contracts or other agreements that were entered into on or before June 6, 2022 and involve, or are linked to, debt or equity issued by an entity in the Russian Federation (“covered contracts”),” through 12:01 a.m. eastern daylight time, October 20, 2022.

If any current or former Noteholders believe that they have “covered contracts” in respect of which they may be permitted to receive Class A shares (either as part of the redemption price due at maturity or under repurchase agreements previously entered into with Yandex), they should immediately contact Yandex Investor Relations at the email address indicated below.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com

This announcement does not constitute an offer to sell or a solicitation of an offer to buy securities, and there shall be no sale of securities in any jurisdiction in which any offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such jurisdiction. This announcement is not an offer for sale of any securities in the United States. The securities mentioned in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (as such terms are defined in Regulation S under the Securities Act) absent registration or an exemption from the applicable registration requirements of the Securities Act. There will be no public offer of the securities in the United States or in any other jurisdiction.

The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement is for information purposes only and is not an offer of securities in any jurisdiction.